December 15, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences

100 F Street, NE
Washington, DC 20549

Attention: Daniel Crawford and Alan Campbell

Re:	Estrella Immunopharma, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed November 13, 2023 File No. 333-274931

Dear Mr. Crawford and Mr. Campbell:

Estrella Immunopharma, Inc. (the “Company”) hereby submits this letter in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission set forth in its letter, dated November 21 2023, relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed via EDGAR on November 13, 2023 (“Amendment No. 1”). The Company is concurrently filing Amendment No. 2 to the Company’s Registration Statement (the “Amendment No. 2”) to address the Staff’s comment and to update certain information in the Company’s Registration Statement.

For your convenience, we have set forth below the comment in the Staff’s letter in bold and followed the comment with the Company’s response.

General

1.	We note your revised disclosure on the Cover Page stating you are registering 312,200 Founder Shares “that were originally issued to initial shareholders . . . at a purchase price equivalent to approximately $0.022 per Founding Share.” Revise to highlight any differences in the current trading price, the price that the initial shareholders acquired their shares and the price that the public securityholders acquired their shares. Disclose that while the initial shareholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised Amendment No. 2 to reflect that the number of Founder Shares and Private Shares being registered is 1,107,500 and 312,200, respectively, rather than 312,200 and 1,107,500 as inadvertently stated in Amendment No. 1, and to reflect that 240,000 of the Founder Shares were acquired for $0.001 per share and 867,500 of the Founder Shares were acquired for $0.022 per share. Based off these updated figures, we revised the Cover Page and pages 8-9 of Amendment No. 2 to highlight the differences in the current trading price, the prices paid by the holders of the Founder Shares to acquire their shares and the price that the public securityholders acquired their shares. The Company has also disclosed that while the holders of the Founder Shares may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in their purchase prices and the current trading price. Furthermore, we have disclosed the potential profit the selling securityholders who hold Founder Shares would earn based on the current trading price on both a per share and aggregate basis. We have also made conforming changes throughout Amendment No. 2 as applicable.

If you have any questions regarding the Company’s Registration Statement, please do not hesitate to contact the Company’s counsel, Michael Blankenship of Winston & Strawn LLP, at 713-651-2678.

Sincerely,

/s/ Cheng Liu
Name:	Cheng Liu
Title:	Chief Executive Officer

cc:	Peter Xu, Chief Financial Officer, Estrella Immunopharma, Inc. Michael J. Blankenship, Winston & Strawn LLP